JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

November 7, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4

     JOURNEY RESOURCES CORP. ANNOUNCES
PRIVATE PLACEMENT - $700,000 @ $0.25 PER UNIT

VANCOUVER, BRITISH COLUMBIA - The Company is pleased to announce that, subject to regulatory approval, it has arranged a non-brokered private placement of up to 2,800,000 units at $0.25 per unit for total proceeds of $700,000. Each unit consists of one common share and one half of a share purchase warrant, each full warrant exercisable to purchase one additional share at $0.35 per share for two years. Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the private placement.

The net proceeds from the financing will be used for general working capital purposes.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.